EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

NYSE-MKT: ASM

TSX-V: ASM

FSE: GV6

May 10, 2016

First Quarter 2016 Financial Results to be Released on Monday May 16, 2016

Avino Silver & Gold Mines Ltd. (ASM: TSX-V, ASM: NYSE-MKT; "Avino" or "the Company") is pleased to announce that its first quarter 2016 financial results will be released after market on Monday, May 16, 2016.

Furthermore, the Company will be holding a conference call to review its financial results for the first quarter of 2016 on Tuesday, May 17, 2016 at 8 am PST (11am EST).

To participate in the conference call, please dial the following:

•	Toll Free in Canada and USA: 1-800-319-4610
•	Outside of Canada and USA: 1-604-638-5340

No pass-code is necessary to participate in the conference call; participants will have the opportunity to ask questions during the Q&A portion of the call.

Participants should dial in 10 minutes prior to the conference call.

The conference call will be recorded and the replay will be available on the Company's website within one hour following the conclusion of the call.

About Avino

Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico, and the Bralorne property in southwestern British Columbia, Canada. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

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For more information, please visit Avino's website at www.avino.com

On Behalf of the Board

"David Wolfin"

____________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, and timing, establishment, and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.